

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2018

Alok Vaish
Chief Financial Officer
Yatra Online, Inc.
1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002,
India

Re: Yatra Online, Inc.
Form 20-F for Fiscal Year Ended March 31, 2017
Filed June 30, 2017
File No. 001-37968

Dear Mr. Vaish:

We have reviewed your February 5, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2018 letter.

General

1. We note that customers can book flights to and from Sudan through your website. Sudan is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. export controls. You do not include disclosure about contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through customers, partners, travel services providers or other direct or indirect arrangements. You should describe any products or services you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2017, page F-2

2. We note that you have separately reported certain items which you have defined as exceptional items, based on your accounting policy, as well as a subtotal of *loss before exceptional items.* We further note that you have presented your expenses by nature and that you have defined *exceptional items* as "items of income or expense within the statement of profit or loss and other comprehensive loss from ordinary activities which are non-recurring and are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance of the Group." We note that IAS 1.97 indicates that "[w]hen items of income or expense are material, an entity shall disclose their nature and amount separately," and that IAS 1.85-86 indicates that additional line times and subtotals should be disclosed to the extent management believes that information is needed to assist users in understanding an entities financial performance. Please address each of the following.

- Please explain why you have reported items which appear to be of a dissimilar nature in a single line item, *exceptional items.* Specifically address IAS 1.15 and IAS 1.32 in your response.
- We note that the items you have classified as *exceptional items* that appear to be of an operating nature (i.e., business combination transaction costs and listing expenses) and a financing nature (i.e., a contingent dividend). Please explain how your presentation complies with IAS 1.99-102 and IAS 1.BC56.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure